SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






RYANAIR LAUNCH APPEAL AGAINST COMMISSION'S FLAWED DECISION ON CHARLEROI

Ryanair, Europe's No. 1 low fares airline, today (25th May 2004) confirmed that it had filed its appeal against the Commission's decision in the Charleroi case to the European Court of First Instance requesting the Court to annul this flawed decision. The Commission wrongly found that certain elements of Ryanair's arrangements with Brussels Charleroi Airport were illegal state aid.

The Commission's decision completely ignored the fact that the agreement between Ryanair and the airport arose after intense negotiations with several other airports. Ryanair also confirmed that it has similar and in fact lowercosts at private airports. Under the state aid rules, a public airport must be able to compete on a level playing field with private airports and to offer the same conditions. The Commission's decision in Charleroi ignored these lower cost agreements and will prevent public airports from competing on a level playing field for new routes and passenger growth and will lead to less low fares, competition and choice for European consumers.

The Commission's investigation was initiated following an "anonymous" complaint, widely believed to by the monopoly main airport, Brussels Zaventem, in a bid to limit competition from Brussels Charleroi, and has been backed up by such high fares airlines as Air France and their high fares association the AEA. Commenting today on its appeal to the European Courts, Ryanair's Chief Executive, Michael O'Leary, said:

        "It is unfortunate that after having successfully liberalised the market for air transport, which ushered in an era of unprecedented competition and low fares for consumers, the European Commission now appears to be playing into the hands of the struggling, former monopoly national airlines and monopoly hub airports, to protect them from competition.

        Ryanair has pioneered the low fares model of offering direct point-to-point low fare air services to and from underutilised regional and secondary airports all over Europe. This has enabled us to offer fares at a fraction of what the high fare, rip-off airlines have been forcing on consumers for years. Ryanair's partnership with these airports has been good for the airports, good for Ryanair and, most of all, good for consumers.

        Now that Ryanair has become a major competitive threat to the dinosaur national airlines and monopoly airports, they have begun to misuse the state aid rules and use other dirty tricks to prevent competition and raise fares to consumers. It is a pity that the European Commission has allowed itself to be used to prevent competition and to place at risk the very successful partnership between low fares airlines and regional airports.

        The Commission's flawed decision in Charleroi has been heavily criticised by the Forum of European Regional Airports (FARE), the European Low Fares Airline Association (ELFAA), the Assembly of European Regions (AER) and consumers - all concerned about the negative precedent this decision creates for European regional airports and the regions they serve.

        We are therefore calling on the European Court to overturn this flawed and anti-competitive decision on the following grounds:

   -The Commission failed to apply the Market Economy Investor Principle
    (MEIP), which is the test for proving that a public company was acting in the same way as a private investor would have in the same circumstances.

   -The Commission ignored factual evidence that the Charleroi agreement resulted from negotiations with several other airports.

   -The Commission ignored the fact that the deal was specifically offered to other airlines willing to make the same investment in the airport that Ryanair did.

   -The Commission ignored the fact that Ryanair demonstrated that it had lowercosts at several private airports.

   -The Commission ignored the huge growth in passengers, profitability and value of the airport as a result of Ryanair's investment in the airport (roughly EUR200 million).

   -The Commission ignored the fact that other airlines, commercial retailers and airport investors are now approaching Brussels Charleroi Airport as a result of Ryanair's successful operations at the airport.

The Commission's decision is therefore seriously flawed and creates a very damaging precedent for underutilised regional airports all over Europe. High Fares airlines like Air France and Alitalia are already using this flawed decision to undermine competition elsewhere in Europe.

We are confident that this decision will be overturned by the European Court and that the successful partnership between low fares airlines and regional airports will be vindicated."

ENDS.                              Tuesday 25th May 2004

For reference:

Pauline McAlester                  Paul Fitzsimmons
Murray Consultants                 Ryanair
Tel: +353 1 4980300                Tel: +353 1 8121212



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 May, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director